NOTIFICATION OF LATE FILING

                                   FORM 12b-25


                                              SEC File Number:          1-8287
                                            CUSIP Number:             76709420

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 10-QSB

                  FOR PERIOD ENDED: YEAR ENDED JANUARY 31, 1998

                         Transition Report on Form 10-K
                         Transition Report on Form 20-F
                         Transition Report on Form 11-K
                       X Transition Report on Form 10-QSB
                         Transition Report Form on N-SAR

                For the Transition Period Ended: October 31, 1997


    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.






      If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:


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PART I - REGISTRANT INFORMATION

                                RIO GRANDE, INC.
                         10101 Reunion Place, Suite 210
                          San Antonio, Texas 78216-4156

PART II - RULES 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).


     X     (a)  The reasons  described in reasonable  detail in PART III of this
    ___         form  could not be  eliminated  without  unreasonable  effort or expense;


     X     (b)  The subject annual report, semi-annual report, transition report
    ___         on Form 10-KSB, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and


           (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 10-KSB, 20-F, 11-K, 10-Q, 10- QSB, -SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed).

     Rio Grande, Inc. (the "Company") is not able to file its Quarterly Report on Form 10-QSB for the nine months ended October 31, 1997 (the "Quarterly Report") within the time period prescribed for such report without unreasonable effort or expense. The Company has been unable to timely conclude its compilation and review of the Quarterly Report in light of reduced management resources and recent operational matters that have required substantial management time and attention. The Company will file the Quarterly Report within the time prescribed by Rule 12b-25.



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PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

                                  Gary Scheele
                            (210) 308-8000, Ext. 256

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer
      is no, identify report(s) X  Yes    No
                               ---

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion
      thereof?   Yes    X No
                       ---

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     The Company's loss from operations before provision for dividends on preferred stock for the nine months ended October 31, 1997 will be approximately $965,000 as compared to a loss of approximately $281,000 for the nine months ended October 31, 1996. The loss after accrued dividends on the redeemable preferred stock was $1,574,000 for the nine months ended October 31, 1997.

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                                RIO GRANDE, INC.
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:    December 16, 1997

By:__________________________________
Name:    Gary Scheele
Title:   Vice President

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


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